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                            February 5, 2021

       Brian Armstrong
       Chief Executive Officer
       Coinbase Global, Inc.
       c/o The Corporation Trust Company
       1209 Orange Street
       Wilmington, DE 19801

                                                        Re: Coinbase Global,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
21, 2020
                                                            CIK No. 0001679788

       Dear Mr. Armstrong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2020 letter.

       Draft Registration Statement submitted December 21, 2020

       General

   1. Please refer to your response to comment 4. With respect to the risk-based scoring model, please tell us in
greater detail the purpose of assigning weights to the various inputs, explain the methodology
used to determine specific weighting, and how qualitative factors are accounted for by
the model. Please also address the utility of a weighted scoring system given that
public guidance reference non-exhaustive and non-weighted factors.
                                                        Lastly, discuss the
role of the score in a particular determination, for instance, would a higher score result in
more fact gathering or intensive analysis.
 Brian Armstrong
FirstName LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany5,NameCoinbase
February   2021         Global, Inc.
February
Page 2 5, 2021 Page 2
FirstName LastName
2.       Please refer to your response to comment 5. We note your statement
that    [i]n discussions
         with the Staff on August 20, 2020, the Company shared the Company   s
legal analysis
         concluding that these Staking 2.0 services should not be viewed as an investment contract or securities brokerage, and are also therefore outside the scope of the U.S. federal
         securities laws.    Please acknowledge that the Staff neither agreed
nor disagreed with the
         legal analysis presented in the August 20, 2020 meeting. In addition, please revise the regulatory risk factor beginning on page 20 of the prospectus to note that there is regulatory uncertainty regarding the status of your staking activities under the federal securities laws.
3.       Please refer to your response to comment 6. You state that you may
participate in    one or
         more investor day presentations and/or post presentation(s)    which
may be made available
         through your website or    other broadly-available means.    Please
tell us whether and in
         what regard the post presentations are similar or different from an investor day or investor
         education meeting. Please also disclose the    other
broadly-identified means.    In addition,
         you state that during the restricted period you may, among other things, issue press releases in fulfillment of your obligations as a reporting company. Please tell us the nature, contents, and timing of these required press releases.
4. We note the disclosure in the prospectus summary that you are a regulated financial
         technology provider    and a    regulated marketplace,    as well as
similar disclosure as to
         your business and operations being    regulated    throughout the risk
factors. While it
         appears that certain aspects of your activities may be subject to regulation or regulatory license, it is not clear the extent to which the material aspects of your business and operations are actually subject to such regulation or regulatory license. Please revise to provide more balanced disclosure by including disclosure of the extent to which the
         material aspects of your business and operations are not    regulated.
   For example, your
         trading platform operations do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets.
Cover Page

5. Please refer to your response to comment 9. Please confirm our understanding that by
         notifying Nasdaq that the shares are    ready to trade    Goldman
Sachs is simultaneously
            approving proceeding at such Current Reference Price    (Opening
Price) or advise. In
         this regard, please also confirm, if true, that Goldman Sachs (as designated financial advisor) is not obligated to notify Nasdaq that the shares are
ready to trade    until Nasdaq
         has calculated the Current Reference Price (Opening Price) and displayed it to Goldman
         Sachs.
6. Please refer to your response to comment 10. You state that the financial advisors may be
         available to consult with Nasdaq, including about    pre-listing
selling and buying interest
         and other factors that would not be available to Nasdaq through other
sources.    Please
         describe the nature of this information. Please also describe the nature and timing of input
 Brian Armstrong
FirstName LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany5,NameCoinbase
February   2021         Global, Inc.
February
Page 3 5, 2021 Page 3
FirstName LastName
         from the financial advisors and other market participants Nasdaq may consider in performing price validation checks.
7.       Please refer to your response to comment 10. You state    Nasdaq may
consult with more
         than one financial advisor in connection with determining the price that Nasdaq enters during the system setup for use by the system in determining the pricing/opening of a
         direct listing as described in the paragraph above    at the time of
commencement of
         trading. Please tell us the specific Nasdaq rule you are relying on and provide your analysis in support of this statement. In your response, please clarify at what point in time
            system setup    occurs with respect to the price discovery process
for the direct listing.
A particular crypto asset   s status as a    security   , page 26

8. Please refer to the last two paragraphs. Please place this risk factor in context by disclosing that you have removed XRP from trading on your platform. Risks Related to Crypto Assets
A temporary or permanent blockchain    fork    to any supported crypto asset
could adversely
affect our business, page 42

9. We note your response to comment 18. You state that the Company recognizes crypto assets received through airdrops or forks if the crypto asset is expected to generate probable future benefit and the Company is able to support the trading, custody, or withdrawal of these assets. You further state that the Company records the crypto assets received through airdrops or forks at their cost. Please provide us with the following additional information:

                Explain why, under GAAP, your ability to support the crypto assets has any bearing on whether those assets should be recognized;
                Explain how the value of a crypto asset when acquired is an indicator of probable future benefit; and
                Tell us what you mean when you state that the company records the crypto assets it
              receives at their    cost.
10. Please elaborate on your policy for supporting forked and airdropped crypto assets.
         Specifically, please clarify for us whether upon determining you will support a specific fork or airdrop, customers that hold the source digital asset on your platform (e.g. bitcoin)
         automatically receive the resulting forked or airdropped asset. Trading Volume, page 90

11. We note your volume of trading and revenue generated from Other Crypto assets have increased significantly during 2020. Please revise to provide a further breakout of the
         component that make up the    Other Crypto    assets and discuss the
reasons for period over
         period fluctuations by crypto asset. Further ensure your MD&A includes discussion of known material events and uncertainties that would cause reported financial information
 Brian Armstrong
Coinbase Global, Inc.
February 5, 2021
Page 4
      not to be necessarily indicative of future operating performance or of future financial condition. For example, specify and discuss any changes in the availability and/or trading
      volume of    other crypto assets    that would impact these trends or
future operating
      performance. Refer to Instruction 3 to Item 303(a) of Regulation S-K and SEC Release
      No. 33-8350 for more information.
Welcome to the Cryptoeconomy, page 110

12. Please refer to your response to comment 34. Please describe here the criteria you use in determining whether to support forked or airdropped crypto assets. Retail, page 121

13. We note your revised disclosure regarding the "Save" product. Please clarify for us how this product works and whether the activities undertaken in connection with the product constitute a security or otherwise are subject to regulation.
Plan of Distribution, page 176

14. Please refer to your response to comment 48. In light of your description of the scope and timing of activities by the various financial advisors and active market makers, please tell us how you will ensure an independent price discovery process for this direct listing, and how registered stockholders will be able to effect ordinary brokerage transactions into an
         independent market    on Nasdaq (i.e., one not dominated or controlled
by the Company,
      the financial advisors, or any of their affiliated purchasers, and without the use of any special selling efforts or selling methods).
Note 4. Acquisitions
Xapo, page F-20

15. Please refer to comment 53. We note the guidance you reference in ASC 815-40-15-5 applies to freestanding financial instruments. Please tell us how you determined the contingent consideration provision was a freestanding financial instrument.
       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Dietrich King, Attorney-Advisor, at (202) 551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Armstrong
                                                            Division of
Corporation Finance
Comapany NameCoinbase Global, Inc.
                                                            Office of Finance
February 5, 2021 Page 4
cc:       Michael A. Brown, Esq.
FirstName LastName